EXHIBIT 99.1

Mynaric Announces Half-Year 2023 Results

14.09.2023 / 17:32 CET/CEST

The issuer is solely responsible for the content of this announcement.

Continued traction on key performance indicators as company prepares for serial production and shipments to key customers in 2H23

MUNICH, September 14, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announces results for the half year ending June 30, 2023.

“In the first half of 2023 we showed continued success as we capitalize on the significant opportunity ahead of us and the adoption of laser communications across multiple domains accelerates,” said Mustafa Veziroglu, CEO of Mynaric. “We see the strongest pipeline of opportunities in our history and look forward to working with our customers as they look to build next generation communications networks.”

Key First Half 2023 Highlights

•	Optical Communications Terminal Backlog at June 30, 2023 of 370 units compared to December 31, 2022 of 256 units and 348 as of April 27, 2023

•	Cash in from Customer Contracts of EUR 23.0 million through June 30, 2023 compared to EUR 18.3 million in full-year 2022

•	Multiple wins with key customers including Raytheon Technologies, Loft Federal, WARPSPACE and unnamed U.S.-based customer for CONDOR Mk3 Terminals

•	Selected by German government for multiple projects to develop quantum communication capabilities

•	Subsequently selected by the United States Space Development Agency to contribute to an optical ground terminal demonstration

•	Raised EUR 80.6 million growth capital in April 2023 via a $75 million 5-year term loan debt and equity issuance to U.S.-based global investment management firm

“We are well ahead of this point last year in terms of cash-in from customer contracts and optical terminal backlog as we continue to execute for our customers,” said Stefan Berndt von-Bülow, CFO of Mynaric.

Outlook

Mynaric is providing the following key performance indicators outlook for 2023:

•	A significant increase in Optical Communications Terminal Backlog compared to 2022 year-end level

•	A significant increase in Cash-in from Customer Contracts compared to 2022 results

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Report & webcast details

The half-year 2023 financial results are available from the Investor Relations section on mynaric.com.

Mynaric has scheduled a webcast to discuss its half-year 2023 financial results to be held today, Thursday, September 14, 2023, at 12:00 p.m. Eastern Daylight Time (6:00 p.m. Central European Summer Time).

The conference call and webcast will include a presentation of these results along with a Q&A session with Mynaric executives including CEO, Mustafa Veziroglu, and CFO, Stefan Berndt-von Bülow.

Interested parties may listen to the webcast on the Investor Relations section of mynaric.com by pre-registering at the following registration link: Mynaric Half-Year 2023 Earnings Webcast Registration.

An archived version of the webcast along with corresponding slides will be available on the Investor Relations section of mynaric.com.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

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The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.

This release may include certain financial measures not presented in accordance with IFRS. Such financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.

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